Exhibit 99.4

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 9 February 2006 it purchased for cancellation 350,000 of its ordinary shares at a price of 398.2296 pence per ordinary share.